SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8A/A

            ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811- 173

                  The undersigned, a Delaware business trust, hereby notifies the Securities and Exchange Commission (the "Commission") that it hereby adopts the Notification of Registration of the Dodge & Cox Balanced Fund, a California common law trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:             Dodge & Cox Funds
                  (a Delaware business trust, as successor registrant to Dodge & Cox Balanced Fund, a California common law trust)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  One Sansome Street
                  35th Floor
                  San Francisco, California 94104

Telephone Number (including area code):   1-800-254-8494

Name and address of agent for service of process:

                  Thomas M. Mistele, Esq.
                  Dodge & Cox
                  One Sansome Street
                  35th Floor
                  San Francisco, California 94104

Check Appropriate Box:

                  Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A(1):
                            YES                  NO  X
----------
(1) On February 13, 1998, Dodge & Cox Balanced Fund, the California common law trust,filed a Post-Effective Amendment to its registration statement on Form N-1A in connection with the reorganization of Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, and Dodge & Cox Stock Fund as separate series of Dodge & Cox Funds, the Delaware business trust. Both Dodge & Cox Income Fund and Dodge & Cox Stock Fund adopted the registration statement of Dodge & Cox Balanced Fund.

Item 1.           Name of Registrant:  Dodge & Cox Funds

Item 2.           State and Date of Organization:  Delaware; February 13, 1998

Item 3.           Form of Organization:  business trust

Item 4.           Classification of Registrant: management company

Item 5(a).        Registrant is an open-end company.

Item 5(b).        Registrant is a diversified company.

Item 6.           Investment Adviser of Registrant:

                  Dodge & Cox
                  One Sansome Street
                  35th Floor
                  San Francisco, California  94104

Item 7.           Trustees and Officers of the Registrant:

                  Harry R. Hagey, Chairman and Trustee
                  John A. Gunn, President and Trustee
                  A. Horton Shapiro, Executive Vice President and Trustee
                  W. Timothy Ryan, Treasurer, Secretary and Trustee
                  Katherine Herrick Drake, Vice President and Trustee
                  Dana M. Emery, Vice President and Trustee
                  Kenneth E. Olivier, Vice President and Trustee
                  Max Gutierrez, Jr., Trustee
                  Frank H. Roberts, Trustee
                  John B. Taylor, Trustee
                  Will C. Wood, Trustee
                  Thomas M. Mistele, Assistant Secretary and Assistant Treasurer

                  The  address  for each of the  trustees  and  officers  of the
                  Registrant:

                  One Sansome Street
                  35th Floor
                  San Francisco, California  94104

Item 8.           Not Applicable.

Item 9(a)         Yes.

Item 9(b)         Not Applicable.

Item 9(c)         Not Applicable.

Item 9(d)         Yes.

Item 9(e) Number of beneficial owners of registrant's outstanding securities as of August 5, 1998:

                  Dodge & Cox Stock Fund                                52,589
                  Dodge & Cox Balanced Fund                             33,978
                  Dodge & Cox Income Fund                                2,359
                                                                       -------

                  Total:                                                88,926

                  Names  of  companies   owning  10%  or  more  of  registrant's
                  outstanding voting securities as of August 5, 1998:

                       Charles Schwab & Co. Inc. (record holder)


Item 10. Current value of registrant's total assets as of August 5, 1998:

                        Dodge & Cox Stock Fund                  $ 4,381,585,772
                        Dodge & Cox Balanced Fund                 5,655,121,907
                        Dodge & Cox Income Fund                     867,359,592
                                                                ---------------

                       Total:                                   $10,904,067,271

Item 11.          No.

Item 12.          None.



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                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of San Francisco, in the State of California on the 12th day of August, 1998.


                                                DODGE & COX FUNDS.


                                                BY:   /s/  HARRY R. HAGEY
                                                      Harry R. Hagey, Chairman







Attest:  /s/  THOMAS M. MISTELE
         Thomas M. Mistele, Assistant Secretary